Certificate of Formation
of
Driver’s Seat, LLC

1.    The name of the limited liability company is Driver’s Seat, LLC.

2.
The address of its registered office in the State of Delaware is 2140 S. DuPont Highway, City of Camden, County of Kent, DE 19934. The name of its registered agent at such address is Paracorp Incorporated.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 10th day of September 2013.

/s/ David Hinnant
Name: David Hinnant
Authorized Person